Schedule C
to the
Transfer Agency and Services Agreement
between
World Funds Trust (the “Trust”)
and
Commonwealth Fund Services, Inc. (“CFS”)

Dated as of August 15, 2014]

Toreador Funds

Name of Fund	Transfer Agency Fee

Toreador International Fund	Per Account fee*:
	Direct accounts	$15	per active account
	NSCC accounts	$12	per active account
	Inactive/Closed	$3

		*Subject to an annual minimum of $18,000 for a single fund or $15,000 per fund for multiple funds with same adviser.

For multiple funds, Commonwealth will calculate the per account fee for the combined accounts of all funds for which Commonwealth provides transfer agency services and determine if the per account fee or annual minimum for the funds is greater. The greater amount will then be allocated based on each fund’s portion of the total assets.

For the purposes of this Agreement, an open account is an account that has assets or that has had assets for the current tax reporting period. For example, an account opened and funded on January 2, 2012 which is redeemed in full on May 31, 2012 would continue to be billable as an open account until April 15, 2013 because it needs to be maintained through the tax reporting cycle of the year following the full redemption. On April 16, 2013, the account would be billable as a closed account. Unfunded accounts, that is accounts that have never been funded, are not billable. A closed account has a zero balance and no activity in the current tax reporting cycle.

Internet access for shareholder account look-up and broker account access, as well as VRU (Voice Response Unit) access, will be available to those portfolios/classes wishing to provide the service to their shareholders and/or brokers for a single annual fee of $5,000 for all funds.

Out-of-pocket expenses will be passed through as incurred, with no mark-up or set-off. Out-of-pocket expenses include, but are not limited to:

- Postage	- Forms
- Telephone (Long Distance/800 Service)	- Mailing House Expenses
- Telephone (Dedicated circuits)	- Proxy Solicitation
- Express Mail Charges	- Storage Fees
- Fund/SERV & Networking Fees	- Bank Account Maintenance Fees
- FedWire/ACH/Swift Fees	- Custom Programming Costs
- Special Reports	- Conversion/Deconversion Costs**
- Special Training requested by Fund	- SSAE 16 Reporting
- Annual AML Review	- 22c-2 Compliance
- AML/CIP Charges	- Website Hosting/Maintenance

Labor costs associated with items covered under out-of-pocket provisions will be based on the following schedule:

Principal/Officer	$250.00/hr
Manager/Supervisor	$175.00/hr
Programmer/Technical	$150.00/hr
Administrative	$75.00/hr

**Conversion costs will be based on vendor per-account charges plus labor, billed at the rates noted above.